UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 1-11997

SPHERION CORPORATION

401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices) (Zip code)

(954) 308-7600

(Registrant’s telephone number, including area code)

SPHERION CORPORATION 401(k) BENEFIT PLAN

Note:   Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Spherion Corporation 401(k) Benefit Plan

We have audited the accompanying statement of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2003, were audited by other auditors whose report dated June 23, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such supplementary schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

Miami, Florida
June 17, 2005

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2004	2003
ASSETS

Investments, at fair value:
Registered investment company stocks	$96,016,305	$90,843,643
Spherion Corporation common stock*	2,879,898	3,756,790
T. Rowe Price TradeLink Plus	628,298	815,299
Participant loans receivable	1,186,774	1,447,939

TOTAL INVESTMENTS	100,711,275	96,863,671

Contributions Receivable:
Employer	592,695	518,011
Employee	103,187	323,145

TOTAL CONTRIBUTIONS RECEIVABLE	695,882	841,156

NET ASSETS AVAILABLE FOR BENEFITS	$101,407,157	$97,704,827

* Nonparticipant-directed (See Note 4)

The accompanying notes are an integral part of these financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2004

ADDITIONS:
Dividend income	$2,114,608
Interest income	73,809
Employee contributions	8,563,821
Employer contributions	595,694
Employee rollovers	730,123
Net appreciation in fair value of investments	7,930,803

TOTAL ADDITIONS	20,008,858

DEDUCTIONS:
Benefits paid to participants	16,142,750
Administrative expenses	163,778

TOTAL DEDUCTIONS	16,306,528

NET INCREASE	3,702,330

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	97,704,827

END OF YEAR	$101,407,157

The accompanying notes are an integral part of these financial statements

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1.                        DESCRIPTION OF THE PLAN

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (the “Plan Sponsor” or “Spherion”). Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by Spherion, excluding flexible employees, employees whose gross compensation exceeded $135,000 and certain other exempt employees. The Summary Plan Description includes a detailed description of covered employees.

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $13,000 for 2004. Highly-compensated employees (employees with gross compensation between $90,000 and $135,000, can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation. All participant and the employer basic matching contributions are 100% participant-directed. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution.

Employer contributions vest on a graduated scale from one to five years of service, as defined, and become 100% vested at the end of five years or upon retirement at age 65, permanent disability, or death. Employees designated as hourly consultants, managed services employees, or highly-compensated employees are not eligible for matching contributions. The employer matching contribution to all eligible participants is 25% of the first 2% of the employee’s contribution and 50% of the employee’s contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. The total employer contribution will not exceed 1.5% of a participant’s compensation. The match is applied on the last day of the Plan year to all eligible employees designated as active as of December 31.

Plan earnings are allocated to individual accounts based on investment gains and losses experienced by those investments. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.

Plan participants who leave Spherion as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan.

Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays all legal and accounting expenses for the Plan.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

NOTE 2.                        SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investments

Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in the fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Forfeited Accounts

For the year ended December 31, 2004, forfeitures on nonvested accounts totaled $138,635.  Forfeitures are retained in the Plan and used to offset future employer contributions. In 2004, the Plan received the 2003 employer match of $518,011 (net of $355,033 of forfeitures used to reduce employer contributions). In 2005, the Plan received the 2004 employer match of $592,695 (net of $155,000 of forfeitures used to reduce employer contributions).

NOTE 3.                        INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

	2004	2003
T. Rowe Price Stable Value Fund
(18,298,498 shares and 20,007,793 shares, respectively)	$18,298,498	$20,007,793
T. Rowe Price Dividend Growth Fund
(396,189 shares and 404,342 shares, respectively)	9,080,645	8,377,976
T. Rowe Price Personal Strategy Balanced Fund
(450,583 shares and 451,531 shares, respectively)	8,196,110	7,459,284
T. Rowe Price Personal Strategy Growth Fund
(687,965 shares and 744,876 shares, respectively)	15,073,318	14,383,545
T. Rowe Price Mid-Cap Growth Fund
(364,156 shares and 381,526 shares, respectively)	18,164,093	16,367,445
T. Rowe Price Equity Index Trust
(276,465 shares and 285,162 shares, respectively)	9,446,792	8,802,962
T. Rowe Price Small-Cap Stock Fund
(208,883 shares and 199,428 shares, respectively)	6,646,664	5,579,984

The Plan’s investments (including gains and losses on investments bought and sold during the year then ended) appreciated in value by $7,930,803 in 2004 as follows:

2004

Registered investment company stocks	$8,415,660
T. Rowe Price TradeLink Plus	17,067
Spherion Corporation common stock	(501,924)
$7,930,803

NOTE 4.                        NONPARTICIPANT-DIRECTED INVESTMENTS

All participant and employer matching contributions are 100% participant-directed. In prior years, Spherion could, at its discretion, make an additional annual contribution which was not participant-directed, all of which was invested in Spherion Corporation common stock. In accordance with Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, as participant and nonparticipant-directed amounts of Spherion Corporation common stock cannot be separately determined, the stock fund is considered to be nonparticipant-directed.

Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2004:

ADDITIONS:
Interest income	$6,340
Employee contributions	174,171
Employer contributions	24,617
Loan principal repayments	44,180
Employee rollovers	7,679

TOTAL ADDITIONS	256,987

DEDUCTIONS:
Net depreciation in fair value of investments	501,924
Distributions to Plan participants	495,569
Interfund transfers	82,136
Loan withdrawals	38,690
Forfeitures	10,009
Administrative expenses	5,551

TOTAL DEDUCTIONS	1,133,879

NET DECREASE	(876,892)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	3,756,790

END OF YEAR	$2,879,898

NOTE 5.                        PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan’s Administrator.

NOTE 6.                        PLAN TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Plan by a letter dated July 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the ”Code”). The Plan was amended in 2001 and received an updated determination letter dated April 9, 2002 from the IRS stating that the Plan is designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 7.                        PARTY-IN-INTEREST TRANSACTIONS

All plan investments, excluding participant loans, represent a party-in-interest to the Plan (T. Rowe Price, the Plan’s Trustee and Administrator, and Spherion, the Plan’s Sponsor). The Plan Sponsor pays all legal and accounting fees of the Plan.

NOTE 8.                        RISKS AND UNCERTAINTIES

The plan invests in various investment securities. Investments securities are exposed to various risks such as interest rates, credit risks, market conditions and specific risks associated with the securities held by the various investment fund choices within the Plan. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SPHERION CORPORATION
401(k) Benefit Plan

DATE—June 29, 2005	By:	/s/ Richard A. Lamond
Richard A. Lamond
Senior Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
23.1	Consent of Morrison, Brown, Argiz & Farra LLP, Independent Registered Public Accounting Firm
23.2	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets Held for Investment Purposes
99.2	Report of Deloitte & Touche LLP dated June 23, 2004